Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2025 RESULTS
Rogers delivers strong results and completion of transformational investments in the second quarter
•Reports growth in revenue and adjusted EBITDA in Wireless, Cable, and Media and delivers strong free cash flow
•Significantly accelerated deleveraging with completion of equity investment transaction by leading institutional investors
•Becomes majority owner of Maple Leaf Sports & Entertainment

Delivers positive financial performance in competitive market
•Total service revenue and adjusted EBITDA up 2%
•Both Wireless service revenue and adjusted EBITDA up 1%
•Cable service revenue up 1%; Cable adjusted EBITDA up 3%
•Media revenue up 10% driven by expanded media content and strong NHL playoff audiences on Sportsnet
•Free cash flow of $925 million1, up $260 million or 39% year-over-year

Strong and disciplined market share performance in both Wireless and Internet
•Added 61,000 total mobile phone net subscriber additions, including 35,000 postpaid
•Postpaid churn of 1.00%, down 7 basis points; mobile phone blended ARPU of $55.451
•Strong retail Internet net additions of 26,000

Delivers strong balance sheet management with accelerated deleveraging; June 30 debt leverage ratio of 3.6x1, improved by almost one full turn since the beginning of the year

Becomes 75% majority owner of iconic Maple Leaf Sports & Entertainment with successful July 1 closing of additional 37.5% ownership stake acquisition
•Rogers estimated pro forma calendar 2025 Media revenue and adjusted EBITDA including MLSE would be approximately $3.9 billion and $250 million, respectively
•Company estimates value of its sports and media assets in excess of $15 billion; committed to unlocking the significant and unrecognized value in world-class sports assets

Company updates 2025 outlook to reflect MLSE acquisition and completion of equity investment for remaining six months of 2025
•Total service revenue expected to grow by 3% to 5% versus prior outlook of 0% to 3%
•Adjusted EBITDA unchanged at 0% to 3% reflecting seasonality of MLSE results in the second half of the year versus first half of the year
•Capex expected to be approximately $3.8 billion versus prior range of $3.8 billion to $4.0 billion
•Free cash flow of $3.0 billion to $3.2 billion unchanged including impact of equity investment transaction

TORONTO (July 23, 2025) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the second quarter ended June 30, 2025.

"In the second quarter, Rogers reported strong financial performance delivering growth in Wireless, Cable, and Media," said Tony Staffieri, President and CEO. "Combined with our team's strong execution, we took meaningful steps to unlock value for shareholders by accelerating the deleveraging of our balance sheet and making our transformational investment in our world-class sports assets."

Rogers Communications Inc.	1	Second Quarter 2025

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended June 30			Six months ended June 30
	2025	2024	% Chg	2025	2024	% Chg

Total revenue	5,216	5,093	2	10,192	9,994	2
Total service revenue	4,668	4,599	2	9,115	8,956	2
Adjusted EBITDA [1]	2,362	2,325	2	4,616	4,539	2
Net income	148	394	(62)	428	650	(34)
Net income attributable to RCI shareholders	157	394	(60)	437	650	(33)
Adjusted net income [1]	632	623	1	1,175	1,163	1
Adjusted net income attributable to RCI shareholders [1]	620	623	—	1,163	1,163	—

Diluted earnings per share attributable to RCI shareholders	$0.29	$0.73	(60)	$0.79	$1.20	(34)
Adjusted diluted earnings per share attributable to RCI shareholders [1]	$1.14	$1.16	(2)	$2.14	$2.16	(1)

Cash provided by operating activities	1,596	1,472	8	2,892	2,652	9
Free cash flow [1]	925	666	39	1,511	1,252	21

Strategic Highlights
The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Ranked the most reliable 5G+ wireless network in Canada by umlaut in June 2025.
•Commenced deployment of 5G Advanced network technology, a first in Canada.
•Built an undersea fibre line to deliver Canada’s most reliable Internet to the Southern Gulf Islands in British Columbia.

Deliver easy to use, reliable products and services
•Launched all-new 5G mobile plans that unlock more savings when households combine lines.
•Became the first Internet provider in Canada to deliver WiFi 7.
•Launched Rogers Support Search to make it faster and easier for customers to find answers on Rogers.com.

Be the first choice for Canadians
•More Canadians continue to choose Rogers Wireless and Internet over any other provider.
•Launched over 150 international channels and 27 free channels on Rogers Xfinity TV to deliver the most content of any provider.
•Ranked the #1 brand associated with NHL hockey at the end of the Stanley Cup Playoffs by IMI Research.
•Reached 25.7 million Canadians during the Stanley Cup Playoffs on Sportsnet with average audiences up 6% year over year.

Be a strong national company investing in Canada
•Closed $6.7 billion subsidiary equity investment with leading institutional investors.
•Became the majority owner of Maple Leaf Sports & Entertainment (MLSE) effective July 1, with a 75% controlling interest.
•Invested $831 million in capital expenditures, the majority of which was in our networks.
•Announced more than 115 hours of new original Canadian programming with 12 new shows for Food Network, HGTV, and Citytv.
•Released our 2024 economic impact assessment showing Rogers supported over 90,000 jobs and contributed $14.3 billion to Canada's GDP.

Be the growth leader in our industry
•Grew total service revenue and adjusted EBITDA by 2%.
•Generated substantial free cash flow of $925 million and cash flow from operating activities of $1,596 million.

1    Adjusted EBITDA is a total of segments measure. Free cash flow and debt leverage ratio are capital management measures. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted diluted earnings per share) are non-GAAP financial measures. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2025 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Second Quarter 2025

MLSE Transaction
Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired Bell's 37.5% ownership stake in MLSE for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see "Managing our Liquidity and Financial Resources" in our Q2 2025 MD&A for more information). With the closing of the MLSE Transaction, we are the largest owner of MLSE, with a 75% controlling interest. The holder of the 25% non-controlling interest in MLSE has a right to require its interest be purchased at a future date at an agreement-defined fair value; we have a reciprocal right to acquire the non-controlling interest under the same terms.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. The MLSE Transaction adds significantly to our existing sports portfolio, including ownership of the Toronto Blue Jays, Rogers Centre, and Sportsnet. We are actively working on opportunities to surface value from our sports portfolio for our shareholders. MLSE's financial results will be included in our Media reportable segment effective July 1, 2025.

Subsidiary Equity Investment
On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion ($6.7 billion) equity investment (the "network transaction"). On June 20, 2025, the network transaction closed and we received US$4.85 billion ($6.7 billion) from Blackstone.

Under the terms of the network transaction, Blackstone acquired a non-controlling interest in Backhaul Network Services Inc. (BNSI), a new Canadian subsidiary of Rogers that owns a minor part of our wireless network. We will maintain full operational control of our network and we include the financial results of BNSI in our consolidated financial statements (see "Managing our Liquidity and Financial Resources - Non-controlling interest" for more information). We intend to use the net proceeds from the network transaction to repay debt. This quarter, we used approximately $700 million of these proceeds to repay amounts outstanding under our term loan facility. We intend to use approximately $1.1 billion and US$1.4 billion to pay the purchase price for our senior notes that we accepted for purchase pursuant to offers to purchase that expired on July 18, 2025 (see "Managing our Liquidity and Financial Resources - Cash tender offers" in our Q2 2025 MD&A for more information).

Following the closing of the network transaction, Blackstone holds a 49.9% equity interest (with a 20% voting interest) in BNSI and we hold a 50.1% equity interest (with an 80% voting interest). Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI. The Blackstone investment is recognized as equity in our consolidated financial statements.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Including the impact of the subsidiary equity derivatives (see "Financial Risk Management" for more information), the effective cost to Rogers is approximately 6.26% over the first five years.

As a result of closing the network transaction, we have made changes to certain non-GAAP measures and other specified financial measures (see "Non-GAAP and Other Financial Measures – Changes to specified financial measures", "Review of Consolidated Performance – Adjusted net income", and "Managing our Liquidity and Financial Resources – Free cash flow" in our Q2 2025 MD&A for more information).

Financial Guidance

In connection with the closing of the MLSE Transaction, we are updating our full-year 2025 guidance range, which was initially provided on January 30, 2025, for total service revenue to reflect the anticipated contribution from the MLSE business. We now also expect capital expenditures to be at the low end of the initial range. Our updated 2025 guidance ranges are as follows.

	2024	Initial 2025			Updated 2025
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1,2]

Total service revenue	18,066	Increase of 0%	to	3%	Increase of 3%	to	5%
Adjusted EBITDA	9,617	Increase of 0%	to	3%	Increase of 0%	to	3%
Capital expenditures [3]	4,041	3,800	to	4,000	Approximately 3,800
Free cash flow	3,045	3,000	to	3,200	3,000	to	3,200
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
2    Guidance ranges presented include the results of the acquired MLSE business from and after the closing on July 1, 2025.
3    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

Rogers Communications Inc.	3	Second Quarter 2025

The above table outlines guidance ranges for selected full-year 2025 consolidated financial metrics giving effect to the completion of the MLSE Transaction on July 1, 2025 and the network transaction on June 20, 2025. These guidance ranges take into consideration our current outlook and the 2024 results of each of Rogers and MLSE. Adjusted EBITDA guidance is unchanged due to the seasonality of MLSE's business, with the third quarter being the off season for the Toronto Maple Leafs and the Toronto Raptors. Our estimated pro forma 2025 Media revenue and adjusted EBITDA including MLSE is approximately $3.9 billion and $250 million, respectively. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2025 financial results for evaluating the performance of our business including the completion of the MLSE Transaction. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earning release (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance") and in our 2024 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 2% this quarter, with service revenue growth in all our businesses.

Wireless service revenue increased by 1% this quarter primarily as a result of continued growth in our subscriber base. Wireless equipment revenue increased by 13%, primarily as a result of higher device sales to existing customers.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and base management activity.

Media revenue increased by 10% this quarter, primarily as a result of higher sports-related revenue due to the success of the NHL playoffs and the launch of the Warner Bros. Discovery suite of television channels.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 2% this quarter, while our adjusted EBITDA margin decreased by 40 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 1%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 65%, up 10 basis points.

Cable adjusted EBITDA increased by 3% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 58%, up 150 basis points.

Media adjusted EBITDA increased by $5 million this quarter, primarily due to higher revenue as discussed above, partially offset by higher programming costs and Toronto Blue Jays expenses.

Net income and adjusted net income
Adjusted net income increased by 1% this quarter, primarily as a result of higher adjusted EBITDA and lower finance costs. Net income decreased by 62%, or $246 million, primarily as a result of higher restructuring, acquisition and other costs, which are not included in the calculation of adjusted net income.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,596 million (2024 - $1,472 million), which increased as a result of higher adjusted EBITDA and lower interest paid, and free cash flow of $925 million (2024 - $666 million).

As at June 30, 2025, we had $11.8 billion of available liquidity2 (December 31, 2024 - $4.8 billion), reflecting $7.0 billion in cash and cash equivalents and $4.8 billion available under our bank and other credit facilities.

Our debt leverage ratio as at June 30, 2025 was 3.6 (December 31, 2024 - 4.5). See "Financial Condition" for more information.

We also returned $269 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 22, 2025.

2 Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" in our Q2 2025 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about this measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q2 2025 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	4	Second Quarter 2025

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Second Quarter 2025 Interim Condensed Consolidated Financial Statements (Second Quarter 2025 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Second Quarter 2025 MD&A; our 2024 Annual MD&A; our 2024 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2024 Annual MD&A.

References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at July 22, 2025 and was approved by RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2025, the first quarter refers to the three months ended March 31, 2025, and year to date refers to the six months ended June 30, 2025, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2025 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	5	Second Quarter 2025

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Wireless	2,540	2,466	3		5,084	4,994	2
Cable	1,968	1,964	—		3,903	3,923	(1)
Media	808	736	10		1,404	1,215	16
Corporate items and intercompany eliminations	(100)	(73)	37		(199)	(138)	44
Revenue	5,216	5,093	2		10,192	9,994	2
Total service revenue [1]	4,668	4,599	2		9,115	8,956	2

Adjusted EBITDA
Wireless	1,305	1,296	1		2,616	2,580	1
Cable	1,147	1,116	3		2,255	2,216	2
Media	5	—	—		(62)	(103)	(40)
Corporate items and intercompany eliminations	(95)	(87)	9		(193)	(154)	25
Adjusted EBITDA	2,362	2,325	2		4,616	4,539	2
Adjusted EBITDA margin [2]	45.3%	45.7%	(0.4	pts)	45.3%	45.4%	(0.1	pts)

Net income	148	394	(62)		428	650	(34)
Net income attributable to RCI shareholders	157	394	(60)		437	650	(33)
Earnings per share attributable to RCI shareholders:
Basic	$0.29	$0.74	(61)		$0.81	$1.22	(34)
Diluted	$0.29	$0.73	(60)		$0.79	$1.20	(34)

Adjusted net income	632	623	1		1,175	1,163	1
Adjusted net income attributable to RCI shareholders	620	623	—		1,163	1,163	—
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.15	$1.17	(2)		$2.16	$2.19	(1)
Diluted	$1.14	$1.16	(2)		$2.14	$2.16	(1)

Capital expenditures	831	999	(17)		1,809	2,057	(12)
Cash provided by operating activities	1,596	1,472	8		2,892	2,652	9
Free cash flow	925	666	39		1,511	1,252	21
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios (of which adjusted net income attributable to RCI shareholders is a component). These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q2 2025 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	6	Second Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,972	1,979	—		3,975	3,965	—
Service revenue from internal customers	27	9	200		50	19	163
Service revenue	1,999	1,988	1		4,025	3,984	1
Equipment revenue from external customers	541	478	13		1,059	1,010	5
Revenue	2,540	2,466	3		5,084	4,994	2

Operating costs
Cost of equipment	528	492	7		1,036	1,031	—
Other operating costs	707	678	4		1,432	1,383	4
Operating costs	1,235	1,170	6		2,468	2,414	2

Adjusted EBITDA	1,305	1,296	1		2,616	2,580	1

Adjusted EBITDA margin [1]	65.3%	65.2%	0.1	pts	65.0%	64.8%	0.2	pts
Capital expenditures	365	396	(8)		772	800	(4)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg		2025	2024	Chg

Postpaid mobile phone
Gross additions	362	451	(89)		699	894	(195)
Net additions	35	112	(77)		46	210	(164)
Total postpaid mobile phone subscribers[2,3]	10,910	10,598	312		10,910	10,598	312
Churn (monthly)	1.00%	1.07%	(0.07	pts)	1.01%	1.09%	(0.08	pts)
Prepaid mobile phone
Gross additions	135	148	(13)		267	232	35
Net additions	26	50	(24)		49	13	36
Total prepaid mobile phone subscribers [2,3]	1,160	1,068	92		1,160	1,068	92
Churn (monthly)	3.23%	3.20%	0.03	pts	3.28%	3.55%	(0.27	pts)
Mobile phone ARPU (monthly) [4]	$55.45	$57.24	($1.79)		$56.24	$57.64	($1.40)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3 Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business.
4    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% increases in service revenue this quarter and year to date were primarily a result of continued growth in our subscriber base.

The decrease in mobile phone ARPU this quarter and year to date were a result of ongoing competitive intensity in a slowing market.

The decrease in gross and net additions this quarter and year to date were a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Rogers Communications Inc.	7	Second Quarter 2025

Equipment revenue
The 13% increase in equipment revenue this quarter and 5% increase year to date were primarily a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices due to lower gross additions.

Operating costs
Cost of equipment
The 7% increase in the cost of equipment this quarter and the marginal increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 4% increases in other operating costs this quarter and year to date were a result of:
•higher service costs; and
•higher costs associated with marketing and advertising initiatives.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Second Quarter 2025

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,944	1,935	—		3,851	3,870	—
Service revenue from internal customers	17	13	31		34	25	36
Service revenue	1,961	1,948	1		3,885	3,895	—
Equipment revenue from external customers	7	16	(56)		18	28	(36)
Revenue	1,968	1,964	—		3,903	3,923	(1)

Operating costs	821	848	(3)		1,648	1,707	(4)

Adjusted EBITDA	1,147	1,116	3		2,255	2,216	2

Adjusted EBITDA margin	58.3%	56.8%	1.5	pts	57.8%	56.5%	1.3	pts
Capital expenditures	404	509	(21)		850	989	(14)

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2025	2024	Chg		2025	2024	Chg

Homes passed [2]	10,354	10,061	293		10,354	10,061	293
Customer relationships
Net additions	16	13	3		20	20	—
Total customer relationships [2,3]	4,825	4,656	169		4,825	4,656	169
ARPA (monthly) [4]	$135.74	$139.62	($3.88)		$136.59	$139.87	($3.28)

Penetration [2]	46.6%	46.3%	0.3	pts	46.6%	46.3%	0.3	pts

Retail Internet
Net additions	26	26	—		49	52	(3)
Total retail Internet subscribers [2,3]	4,446	4,214	232		4,446	4,214	232
Video
Net losses	(25)	(33)	8		(57)	(60)	3
Total Video subscribers [2]	2,560	2,691	(131)		2,560	2,691	(131)
Home Monitoring
Net additions	3	13	(10)		8	12	(4)
Total Home Monitoring subscribers [2]	141	101	40		141	101	40
Home Phone
Net losses	(29)	(31)	2		(55)	(66)	11
Total Home Phone subscribers [2]	1,452	1,563	(111)		1,452	1,563	(111)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Effective April 1, 2025, and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers to reflect the completion of the migration of subscribers from legacy Fido Internet plans that we had previously removed when we stopped selling new plans for this service. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% increase in service revenue was a result of:
•retail Internet subscriber growth; and
•base management activity; partially offset by
•declines in our Home Phone and Video subscriber bases.

Service revenue year to date was in line with the prior year.

Rogers Communications Inc.	9	Second Quarter 2025

Operating costs
The 3% decrease in operating costs this quarter and 4% decrease year to date were a result of:
•ongoing cost efficiency initiatives; partially offset by
•increased costs associated with marketing and advertising activities.

Adjusted EBITDA
The 3% increase in adjusted EBITDA this quarter and 2% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2025

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue from external customers	730	665	10		1,247	1,080	15
Revenue from internal customers	78	71	10		157	135	16
Revenue	808	736	10		1,404	1,215	16

Operating costs	803	736	9		1,466	1,318	11

Adjusted EBITDA	5	—	n/m		(62)	(103)	(40)

Adjusted EBITDA margin	0.6%	—%	0.6	pts	(4.4)%	(8.5)%	4.1	pts
Capital expenditures	27	48	(44)		63	168	(63)
n/m – not meaningful

Revenue
The 10% increase in revenue this quarter and 16% increase year to date were a result of:
•higher sports-related revenue due to the success of the NHL season and higher Toronto Blue Jays revenue; and
•higher revenue related to the launch of Warner Bros. Discovery suite of channels.

Operating costs
The 9% increase in operating costs this quarter and 11% increase year to date were a result of:
•higher programming costs, including those related to the launch of the Warner Bros. Discovery suite of channels and content; and
•higher Toronto Blue Jays expenses, including player payroll and game day-related costs.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2025

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2025	2024	% Chg		2025	2024	% Chg

Wireless	365	396	(8)		772	800	(4)
Cable	404	509	(21)		850	989	(14)
Media	27	48	(44)		63	168	(63)
Corporate	35	46	(24)		124	100	24

Capital expenditures [1]	831	999	(17)		1,809	2,057	(12)

Capital intensity [2]	15.9%	19.6%	(3.7	pts)	17.7%	20.6%	(2.9	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at June 30, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decreases in capital expenditures in Wireless this quarter and year to date were due to timing of investments and the recognition of capital efficiencies. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of prioritizing our capital investments and striving to recognize capital efficiencies. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The decreases in capital expenditures in Media this quarter and year to date were primarily a result of lower Toronto Blue Jays stadium infrastructure expenditures associated with the Rogers Centre modernization project that was completed in the prior year, partially offset by higher IT and digital infrastructures expenditures.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,362	2,325	2	4,616	4,539	2
Deduct (add):
Depreciation and amortization	1,184	1,136	4	2,350	2,285	3
Restructuring, acquisition and other	238	90	164	365	232	57
Finance costs	628	576	9	1,207	1,156	4
Other (income) expense	(9)	(5)	80	(7)	3	n/m
Income tax expense	173	134	29	273	213	28

Net income	148	394	(62)	428	650	(34)

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Depreciation of property, plant and equipment	933	902	3	1,864	1,808	3
Depreciation of right-of-use assets	113	97	16	211	207	2
Amortization	138	137	1	275	270	2

Total depreciation and amortization	1,184	1,136	4	2,350	2,285	3

Restructuring, acquisition and other

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	213	66	303	178
Shaw Transaction-related costs	25	24	62	54

Total restructuring, acquisition and other	238	90	365	232

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the second quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base and costs related to real estate rationalization programs. In 2025, these costs also include expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals (see "Regulatory Developments" in our Q2 2025 MD&A for more information).

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	13	Second Quarter 2025

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Interest on borrowings, net [1]	488	512	(5)	999	1,020	(2)
Interest on lease liabilities	36	34	6	72	69	4
Interest on post-employment benefits	(1)	—	—	(3)	(2)	50
(Gain) loss on foreign exchange	(75)	30	n/m	(86)	139	n/m
Change in fair value of derivative instruments	59	(24)	n/m	72	(122)	n/m
Change in fair value of subsidiary equity derivative instruments [2]	93	—	n/m	93	—	n/m
Capitalized interest	(8)	(10)	(20)	(17)	(22)	(23)
Deferred transaction costs and other	36	34	6	77	74	4

Total finance costs	628	576	9	1,207	1,156	4
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered related to our subsidiary equity investment (see "Financial Risk Management" in our Q2 2025 MD&A for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2025	2024	2025	2024

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	321	528	701	863
Computed income tax expense	84	138	184	226
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	1	(4)	(1)	(10)
Non-deductible portion of equity losses	1	1	1	1
Non-deductible portion of capital losses [1]	44	—	44	—
Unrealized capital losses for which no deferred tax asset is recognized [1]	45	—	45	—
Other items	(2)	(1)	—	(4)

Total income tax expense	173	134	273	213

Effective income tax rate	53.9%	25.4%	38.9%	24.7%
Cash income taxes paid	126	158	314	232
1    Reflects permanent and temporary differences, respectively, on the revaluation of the subsidiary equity derivatives (see "Financial Risk Management" in our Q2 2025 MD&A for more information) that are not deductible for tax purposes.

Cash income taxes paid decreased this quarter and increased year to date due to the timing of installments.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Net income	148	394	(62)	428	650	(34)
Net income attributable to RCI shareholders	157	394	(60)	437	650	(33)
Basic earnings per share attributable to RCI shareholders	$0.29	$0.74	(61)	$0.81	$1.22	(34)
Diluted earnings per share attributable to RCI shareholders	$0.29	$0.73	(60)	$0.79	$1.20	(34)

Rogers Communications Inc.	14	Second Quarter 2025

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,362	2,325	2	4,616	4,539	2
Deduct:
Depreciation and amortization [1]	972	916	6	1,909	1,823	5
Finance costs [2]	535	576	(7)	1,114	1,156	(4)
Other (income) expense	(9)	(5)	80	(7)	3	n/m
Income tax expense [3]	232	215	8	425	394	8

Adjusted net income	632	623	1	1,175	1,163	1
Adjusted net income attributable to RCI shareholders	620	623	—	1,163	1,163	—

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.15	$1.17	(2)	$2.16	$2.19	(1)
Diluted	$1.14	$1.16	(2)	$2.14	$2.16	(1)
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and six months ended June 30, 2025 of $212 million and $441 million (2024 - $220 million and $462 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Finance costs exclude the $93 million change in fair value of subsidiary equity derivative instruments for the three and six months ended June 30, 2025. Effective this quarter and as a result of closing the network transaction, we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS. See "Financial Risk Management - Subsidiary equity derivatives" in our Q2 2025 MD&A for more details on these derivative instruments.
3    Income tax expense excludes recoveries of $59 million and $152 million (2024 - recoveries of $81 million and $181 million) for the three and six months ended June 30, 2025 related to the income tax impact for adjusted items.

Effective this quarter, as a result of the closing of the network transaction, we are introducing a new non-GAAP measure - adjusted net income attributable to RCI shareholders. In addition to the adjustments applied to net income to calculate adjusted net income, adjusted net income attributable to RCI shareholders further adjusts net income attributable to RCI shareholders by removing the impacts of foreign exchange revaluation within BNSI as the subsidiary equity derivatives we have entered into economically and effectively hedge our foreign exchange exposures arising from the investment.

Rogers Communications Inc.	15	Second Quarter 2025

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Net income	148	394	428	650
Add:
Income tax expense	173	134	273	213
Finance costs	628	576	1,207	1,156
Depreciation and amortization	1,184	1,136	2,350	2,285
EBITDA	2,133	2,240	4,258	4,304
Add (deduct):
Other (income) expense	(9)	(5)	(7)	3
Restructuring, acquisition and other	238	90	365	232

Adjusted EBITDA	2,362	2,325	4,616	4,539

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Net income	148	394	428	650
Add (deduct):
Restructuring, acquisition and other	238	90	365	232
Change in fair value of subsidiary equity derivative instruments	93	—	93	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	212	220	441	462
Income tax impact of above items	(59)	(81)	(152)	(181)

Adjusted net income	632	623	1,175	1,163

Rogers Communications Inc.	16	Second Quarter 2025

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Net income attributable to RCI shareholders	157	394	437	650
Add (deduct):
Restructuring, acquisition and other	238	90	365	232
Change in fair value of subsidiary equity derivative instruments	93	—	93	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	212	220	441	462
Revaluation of subsidiary US dollar-denominated balances [1]	(21)	—	(21)	—
Income tax impact of above items	(59)	(81)	(152)	(181)

Adjusted net income attributable to RCI shareholders	620	623	1,163	1,163
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned network subsidiary. These impacts are eliminated on consolidation.

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Cash provided by operating activities	1,596	1,472	2,892	2,652
Add (deduct):
Capital expenditures	(831)	(999)	(1,809)	(2,057)
Interest on borrowings, net and capitalized interest	(480)	(502)	(982)	(998)
Interest paid, net	395	474	990	1,029
Restructuring, acquisition and other	238	90	365	232
Program rights amortization	(31)	(23)	(50)	(39)
Change in net operating assets and liabilities	28	120	111	409
Other adjustments [1]	10	34	(6)	24

Free cash flow	925	666	1,511	1,252
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	17	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024

Revenue	5,216	5,093	10,192	9,994

Operating expenses:
Operating costs	2,854	2,768	5,576	5,455
Depreciation and amortization	1,184	1,136	2,350	2,285
Restructuring, acquisition and other	238	90	365	232
Finance costs	628	576	1,207	1,156
Other (income) expense	(9)	(5)	(7)	3

Income before income tax expense	321	528	701	863
Income tax expense	173	134	273	213

Net income for the period	148	394	428	650

Net income (loss) for the period attributable to:
RCI shareholders	157	394	437	650
Non-controlling interest	(9)	—	(9)	—

Earnings per share attributable to RCI shareholders:
Basic	$0.29	$0.74	$0.81	$1.22
Diluted	$0.29	$0.73	$0.79	$1.20

Rogers Communications Inc.	18	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2025	2024

Assets
Current assets:
Cash and cash equivalents	6,963	898
Accounts receivable	5,386	5,478
Inventories	549	641
Current portion of contract assets	160	171
Other current assets	990	849
Current portion of derivative instruments	69	336
Total current assets	14,117	8,373

Property, plant and equipment	25,288	25,072
Intangible assets	17,581	17,858
Investments	593	615
Derivative instruments	697	997
Financing receivables	1,068	1,189
Other long-term assets	1,561	1,027
Goodwill	16,280	16,280

Total assets	77,185	71,411

Liabilities and equity
Current liabilities:
Short-term borrowings	1,600	2,959
Accounts payable and accrued liabilities	3,906	4,059
Income tax payable	12	26
Other current liabilities	476	482
Contract liabilities	737	800
Current portion of long-term debt	955	3,696
Current portion of lease liabilities	611	587
Total current liabilities	8,297	12,609

Provisions	62	61
Long-term debt	39,897	38,200
Lease liabilities	2,342	2,191
Other long-term liabilities	2,513	1,666
Deferred tax liabilities	6,207	6,281
Total liabilities	59,318	61,008

Equity
Equity attributable to RCI shareholders	11,220	10,403
Non-controlling interest	6,647	—

Equity	17,867	10,403

Total liabilities and equity	77,185	71,411

Rogers Communications Inc.	19	Second Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Operating activities:
Net income for the period	148	394	428	650
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,184	1,136	2,350	2,285
Program rights amortization	31	23	50	39
Finance costs	628	576	1,207	1,156
Income tax expense	173	134	273	213
Post-employment benefits contributions, net of expense	19	20	36	35
Income from associates and joint ventures	—	—	(2)	(1)
Other	(38)	(59)	(35)	(55)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,145	2,224	4,307	4,322
Change in net operating assets and liabilities	(28)	(120)	(111)	(409)
Income taxes paid	(126)	(158)	(314)	(232)
Interest paid	(395)	(474)	(990)	(1,029)

Cash provided by operating activities	1,596	1,472	2,892	2,652

Investing activities:
Capital expenditures	(831)	(999)	(1,809)	(2,057)
Additions to program rights	(24)	(10)	(48)	(23)
Changes in non-cash working capital related to capital expenditures and intangible assets	(68)	(48)	(56)	39
Acquisitions and other strategic transactions, net of cash acquired	—	(380)	—	(475)
Other	7	(1)	8	12

Cash used in investing activities	(916)	(1,438)	(1,905)	(2,504)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(483)	(43)	(1,336)	1,261
Net (repayment) issuance of long-term debt	(2,178)	(18)	424	(1,126)
Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(6)	24	77	22
Transaction costs incurred	(61)	(4)	(99)	(46)
Principal payments of lease liabilities	(134)	(119)	(267)	(231)
Dividends paid to RCI shareholders	(188)	(182)	(373)	(372)
Issuance of subsidiary shares to non-controlling interest	6,656	—	6,656	—
Other	(3)	(5)	(4)	(5)

Cash provided by (used in) financing activities	3,603	(347)	5,078	(497)

Change in cash and cash equivalents	4,283	(313)	6,065	(349)
Cash and cash equivalents, beginning of period	2,680	764	898	800

Cash and cash equivalents, end of period	6,963	451	6,963	451

Rogers Communications Inc.	20	Second Quarter 2025

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue, including MLSE revenue;
•total service revenue;
•adjusted EBITDA;
•pro forma calendar 2025 Media revenue and adjusted EBITDA, including MLSE;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the use of proceeds from the network transaction;
•our debt leverage ratio and how we intend to manage, that ratio;
•the value of our sports and media assets;
•partnering with private investors and surfacing value from our sports portfolio; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance" below.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2025 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 30, 2025.

Key assumptions underlying our full-year 2025 guidance
Our 2025 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2025:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2024;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2025;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports (including at MLSE) and similar trends in 2025 as in 2024 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•similar levels of capital investment associated with (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

Rogers Communications Inc.	21	Second Quarter 2025

•we continue to make expenditures related to our Home roadmap in 2025 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2025 US dollar-denominated expenditures is hedged at an average exchange rate of $1.34/US$;
•key interest rates remain relatively stable throughout 2025; and
•we retain our investment-grade credit ratings.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2024 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Rogers Communications Inc.	22	Second Quarter 2025

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2025 results teleconference with the investment community will be held on:
•July 23, 2025
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

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Rogers Communications Inc.	23	Second Quarter 2025